SPARTECH CORPORATION
120 S. Central, Suite 1700
Clayton, Missouri 63105-1705
(314) 721-4242
(314) 721-1543 FAX
September 18, 2006
BY EDGAR
Securities and Exchange Commission
Washington, D.C. 20549-7010
Attn: Mr. John Hartz

Re:	Spartech Corporation
Form 10-K for the fiscal year ended 10/29/05
Form 10-Q for the quarter ended January 28, 2006
File No. 1-5911
Response to Comment Letter dated August 28, 2006
Ladies and Gentlemen:
     This letter is written in response to the letter dated August 28, 2006 from Mr. John Hartz as well as subsequent discussions with the SEC Staff. We have provided the comments from Mr. Hartz’s letter for reference.
Note 5 — Fixed Asset Charge, page 40
1.	The staff notes your response to prior comment 1 in our comment letter dated June 29, 2006 and to comment 5 in our letter dated June 13, 2006 with respect to the $8,794 thousand fixed asset charge recognized in the second quarter of 2005. Correction of an error in prior period financial statements is required to be reported as a prior period adjustment through restatement of the financial statements of all periods presented pursuant to paragraph 36 of APB 20 and paragraph 18 of APB 9 and is required to be disclosed pursuant to paragraph 37 of APB 20. We do not agree that recognition of prior years’ errors in accounting for fixed assets and their disposition in the period in which the errors are discovered complies with GAAP. We believe GAAP requires the company to determine the appropriate periods in which the errors occurred and restate the financial statements accordingly.
We note that the $8,794 thousand fixed asset charge recognized in fiscal 2005 constituted over 38% of pretax earnings. If the company is unable to determine the appropriate periods in which the errors occurred and restate the financial statements appropriately, we do not believe the company would be able to conclude that the 2005 financial statements are fairly presented in accordance with GAAP. Additionally, in such a case, the basis upon which your auditors, Ernst & Young, were able to issue an unqualified audit opinion on your fiscal 2005 financial statements remains unclear to us.

We also note that the company identified deficiencies in its internal control over fixed assets as it initiated its review of internal controls for fiscal 2005 as required by Sarbanes-Oxley Section 404. You state that the company began its physical count of fixed assets and reconciliation of the physical count to its accounting records in the first quarter of fiscal 2005. If the company was aware of the issues related to the fixed asset accounts in the first quarter of fiscal 2005, then we do not understand why you do not consider the events of that quarter to be subsequent evidence of conditions that existed at the end of fiscal 2004 and prior years. It does not appear to us that 2005 should have any charge recorded, irrespective of whether you are ultimately able to determine the appropriate periods in which the errors occurred, unless there were assets disposed of in that quarter.
Please amend your fiscal 2005 and prior years’ financial statements, your fiscal 2004 and 2005 quarterly data, and the selected financial data included in your 2005 Form 10-K accordingly.
Original Position
As we discussed, in determining how we would record this charge in the financial statements in the second quarter of 2005, we considered a number of issues from the perspective of the financial statements readers. We believed that it was more transparent and useful to the reader to record the adjustment in the current period, and to clearly disclose it rather than break up the adjustment into several pieces, the largest portion of which would relate to periods not presented in the current financial statements. In fact, at the time we believed that we could be criticized for attempting to ‘bury’ the adjustment if it was primarily pushed back to periods earlier than those being presented via an adjustment to retained earnings. We developed our disclosures to ensure the item was clearly identified for the reader. This included separate footnote and MD&A disclosures of the nature of the error, full disclosure and recognition of the material weakness in internal controls, and a separate line item in the income statement. We believed the $8.8 million charge would be best reported and disclosed to the reader in this manner. This was not without consideration of prevailing GAAP. We determined at the time, that GAAP did not specifically address our facts and circumstances, that is, our inability to restate with 100% accuracy, and therefore GAAP would not prohibit our proposed accounting treatment, especially in light of our full and complete disclosure.
Decision to Restate
However, we understand your perspective on the 2005 results and the conclusion that the adjustment could not have related to fiscal 2005 and, therefore, should not be recorded in 2005. In addition, we understand the materiality of the cumulative effect of these prior year adjustments on 2005. As a result, we have determined that we will to amend our fiscal 2005 and prior year financial statements to restate the impact of the fixed asset charge and the relate impact of depreciation and income taxes to the respective years effected. As a result of the staff’s letter and our discussions, we have filed a Form 8-K disclosing our intent to restate our historical financial statements and restated year to date 2005 information in our latest Form 10-Q for the third quarter ended July 29, 2006 for the elimination of the $8.8 million charge and related depreciation impact on the 2005 results. The Form 10-Q and Form 8-K included full disclosure of the impending filing of a Form 10-K/A and full restatement of pre-2005 financial information in the table of contents, footnotes, and managements’ discussion and analysis. We expect to file the amendment to our annual report for the fiscal year ended 2005 on Form 10-K/A as promptly as possible in our fourth quarter of fiscal 2006.

Process to Restate
While we had thoroughly analyzed the errors in 2005 as part of our original accounting treatment, after we determined that there was approximately $2.6 million that could not be attributed to a specific year and elected to record the adjustment in the current year, the focus of our analysis had been on determining that no specific period was materially misstated. Because we now intend to adjust each specific prior period, that analysis is being refined to ensure the most accurate adjustment for each period. This process includes final analysis of each of the ‘buckets’ that had been identified for the fixed asset charge that could be identified to a particular year (the “identified” error) and the audit evidence that is available for testing by our independent auditors for the purposes of opining on the restatement of prior years. As we discussed, the determination of the adjustment was initially separated into $6.2M which could be identified with a particular year and $2.6 million which could not be specifically identified with a particular year. The identified amount was categorized into specific years representing the latest date in which the assets should have been written off, based on bright line events such as plant closures which represent the latest possible year in which the write off of these fixed assets could have occurred. We expect that from our current analysis and audit process, there may be immaterial amounts that may be reclassified to different buckets for the determination of prior year adjustments. For any amount that cannot be identified to a specific fiscal year for write off under this approach or for which we cannot obtain sufficient audit evidence, we will adjust the remaining “unidentified” amount in the fourth quarter of 2004.
Impact of Restatement
Subject to final analysis and audit, the unidentified amount (which will represent an adjustment to the fiscal year 2004 fourth quarter) is $2.6 million of $68.8 million of pre-tax earnings (adjusted for identified errors and reversal of depreciation recorded on errors attributed to prior years), or 3.8% of adjusted pre-tax earnings. We believe that this amount is not material to the fiscal 2004 financial statements, particularly after considering the other quantitative and qualitative factors discussed below in assessing the impact of this component of the unidentified portion of the fixed asset charge on the fiscal 2004 financial statements:
•	We will provide full disclosure of the nature of this adjustment in MD&A and the footnotes to provide the circumstances surrounding the amount.
•	The adjustment represents less than 1% of both property, plant and equipment, net and total shareholders’ equity on the 2004 balance sheet.
•	There is no cash flow impact from the adjustment.
•	This a will not impact the Company’s or an operating segment’s earnings trend. It should be noted that while the timing is uncertain for the unidentified adjustments that we will flow through fiscal 2004 as an immaterial adjustment, the location and segment impacted is known.
•	The charge did not impact the Company’s compliance with any regulatory requirements, loan covenants or other contractual requirements.

•	The charge amount, by itself, did not have an impact on meeting analysts’ consensus expectations for the period.
All identified amounts will be adjusted in the respective year’s financial statements: (i) in the Consolidated Results of Operations for adjustments attributed to fiscal 2003 and 2004, (ii) in the quarterly data for fiscal 2004; and (iii) in the selected financial data for fiscal 2001, 2002, 2003 and 2004 (with fiscal 2001 and 2002 indicated as unaudited). As we discussed on the call, the vast majority (over 80%) of the identified errors could not have occurred subsequent to fiscal 2002 based on the bright line events and analysis that was performed. Therefore, we believe, and our auditors concur, subject to completion of their audit procedures, that the presentation of the financial results in the format and content discussed above will provide for financial statements that are fairly presented in accordance with generally accepted accounting procedures. We have completed a significant amount of our analysis and believe the timing of the adjustments will not significantly change, but if there are any changes of substance, we will notify the staff before filing the amendment on Form 10-K/A.
* * * * * * * *
     We would appreciate the opportunity to discuss any further questions that you may have regarding the above. We are in process of evaluating and preparing the final adjustments to be made to the 2004 and prior year financial statements in order to finalize the Form 10-K/A to be filed after completion of the work described above. Please contact the undersigned at (314) 889-8329, or Jeff Fisher, Senior Vice President and General Counsel, (314) 889-8314, with any questions or additional comments.

Very truly yours, SPARTECH CORPORATION
/s/ Randy C. Martin
Randy C. Martin
Executive Vice President and Chief Financial Officer